March 24,  2008

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549-7010

Re:           PrimeEnergy Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-Q for Fiscal Quarter Ended September 30, 2007
Filed November 14, 2007
Response Letters Dated October 25, 2007 and November 12, 2007
File No. 000-07406

Dear Mr. Hiller:

In response to your letter dated January 29, 2008 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address your comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations F-5

We note your proposed disclosure revisions responding to our prior comment 1. Please further revise your disclosure to clarify how you account for your 20% equity interest in Partners, and how you determined the $18 million fair market value for such 20% interest. Additionally, given that you own a 20% equity interest in Partners, please explain how you applied the guidance in Issue 8(b), paragraph 20 and Issue 9, paragraphs 21 to 24 of EITF 01-2, and how you supported the full recognition of the $18.7 million gain.

Response: See Exhibit A for further revision of this disclosure related to the determination of the fair market value of our interest in Partners and the method used to account for our ownership interest in Partners.

EITF 01-2 Issues 8b and 9 apply to entities transferring ownership of a controlled asset. The registrant had a noncontrolling interest in the properties and therefore did not apply the guidance in EITF 01-2 Issues 8b and 9. In determining the recognition of the full $18.7 million gain related to this transaction the registrant considered the substantive change in ownership and structure of the entities involved in the transaction. The accounting for this transaction was reviewed by our independent auditors during our 2005 yearend audit whose audit workpapers were further reviewed by the PCAOB inspectors during their review of the audit work performed by our independent auditors. The Registrant believes this method is appropriate and that the financial statements of the Registrant are materially correct.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings
Chief Financial Officer
Exhibit A

Item 7.                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

2006 as compared to 2005

Gain on sale and exchange of assets decreased to $3,017,000 in 2006 from $20,334,000 in 2005. This decrease reflects the non-recurring gain recognized during 2005 related to the following transaction. In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company's 100% ownership of Prime Offshore.

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

To record this transaction, the Company applied the guidance of EITF 86-29, Non monetary transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value. In this transaction, the boot was significant (in excess of 25% of the fair value of the exchange), therefore, the transaction was treated as a monetary transaction with the assets recorded at fair value. The Company recorded proceeds of $61.2 million consisting of cash of $43.2 million and the fair market value of the General Partner interest of $18.0 million. The related properties had a book value of $42.5 million resulting in the recognition of an $18.7 million gain. The fair market value of the General Partner interest was determined by calculating 20% of the total agreed value of all properties acquired by the Partners.  The Company uses the proportionate consolidation method of accounting for its interest in Partners under the Guidance of EITF 00-1 as related to the extractive industries.

Results of Operations:

2005 as compared to 2004

Gain on sale and exchange of assets increased to $20,334,000 in 2005 from $75,000 in 2004. This increase reflects the gain recognized during 2005 related to the following transaction. In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company's 100% ownership of Prime Offshore.

Exhibit A

(continued)

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

To record this transaction, the Company applied the guidance of EITF 86-29, Non monetary transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value. In this transaction, the boot was significant (in excess of 25% of the fair value of the exchange), therefore, the transaction was treated as a monetary transaction with the assets recorded at fair value. The Company recorded proceeds of $61.2 million consisting of cash of $43.2 million and the fair market value of the General Partner interest of $18.0 million. The related properties had a book value of $42.5 million resulting in the recognition of an $18.7 million gain. The fair market value of the General Partner interest was determined by calculating 20% of the total agreed value of all properties acquired by the Partners.  The Company uses the proportionate consolidation method of accounting for its interest in Partners under the Guidance of EITF 00-1 as related to the extractive industries.

Exhibit A

 (continued)

PrimeEnergy Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Significant Acquisitions and Dispositions:

In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company’s 100% ownership of Prime Offshore.

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

To record this transaction, the Company applied the guidance of EITF 86-29, Non monetary transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value.  In this transaction, the boot was significant (in excess of 25% of the fair value of the exchange), therefore, the transaction was treated as a monetary transaction with the assets recorded at fair value. The Company recorded proceeds of $61.2 million consisting of cash of $43.2 million and the fair market value of the General Partner interest of $18.0 million.  The related properties had a book value of $42.5 million resulting in the recognition of an $18.7 million gain.  The fair market value of the General Partner interest was determined by calculating 20% of the total agreed value of all properties acquired by Partners.  The Company uses the proportionate consolidation method of accounting for its interest in Partners under the guidance of EITF 00-1 as related to the extractive industries.